

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 18, 2015

Via E-mail
Simcha Rock
Chief Financial Officer
Kitov Pharmaceuticals Holdings Ltd.
One Azrieli Center, Round Building,
Tel Aviv, 6701101
Israel

> **Re:** **Kitov Pharmaceuticals Holdings Ltd.**
> **Registration Statement on Form F-1**
> **Filed November 6, 2015**
> **File No. 333-207117**

Dear Mr. Rock:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 32

1. Please expand the headnote to add a bullet describing the adjustments for the August Loan. Also, explain why these adjustments do not reflect all of the terms governing this loan, such as your allocation fee and repayment obligations and warrants issued to lenders on September 27, 2015. Revise your disclosure accordingly.

Non-Binding Term Sheet, page 60

2. Please explain your consideration of the probability that the Dermipsor acquisition from NextGen will occur and the need to provide the financial statements and pro forma

information required by Article 3-05 of Regulation S-X. In your response, please specifically address the overlap in board members on your probability assessment.

You may contact Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Amy Reischauer at (202) 551-3793 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Perry Wildes, Adv.
        Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
        One Azrieli Center
        Tel Aviv 67021 Israel

        Rick A. Werner, Esq.
        Haynes and Boone, LLP
        30 Rockefeller Plaza,
        26th Floor
        New York, New York 10112